November 12, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      Conseco, Inc.
         Registration Statement on Form S-3 (No. 333-94683)

Dear Sir or Madam:

Pursuant to Rule 477, Conseco, Inc. hereby applies to withdraw the Registration Statement on Form S-3 (No. 333-94683) which it filed with the Commission in January 2000. Due to changes which have occurred since the date of the original filing, Conseco, Inc. does not now have an intention to issue the securities covered by the Registration Statement. No securities were sold in connection with such Registration Statement.

Very truly yours,


/s/ James S. Adams
-------------------
James S. Adams
Senior Vice President,
  Chief Accounting Officer and Treasurer